TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
Form 52-102F1

DATED September 29, 2008

The following discussion of the results of operations of Teryl Resources Corp. (“the Company”) for the fiscal year ended May 31, 2008, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the fiscal year ended May 31, 2008 and 2007.

Overall Performance

The Company is engaged in the acquisition, exploration and development of natural resource properties. The Company currently has mineral property interests in Arizona, Alaska and British Columbia.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into several mineralized zones including the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims, subject to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district.  Also through its subsidiary, Teryl, Inc., the Company has optioned seven patented claim blocks, consisting of 248 acres in the Warren Mining District, Cochise County, Arizona.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	May 31, 2008	May 31, 2007	May 31, 2006
Net sales or total revenues	30,749	33,714	27,154
Net income or (loss) before discontinued items or extraordinary items - total - per share undiluted - per share diluted
	(1,142,796)	(465,540)	(430,646)
	(0.03)	(0.01)	(0.01)
	(0.03)	(0.01)	(0.01)
Net income or loss after discontinued operations - total - per share undiluted - per share diluted
	(1,142,796)	(465,540)	(430,646)
	(0.03)	(0.01)	(0.01)
	(0.03)	(0.01)	(0.01)
Total assets	3,486,056	3,562,295	3,494,763
Total long-term financial liabilities	$ nil	$ nil	$ nil
Cash dividends declared per share	$ nil	$ nil	$ nil

Results Of Operations

The following discussion of the Company’s financial condition at May 31, 2008 and the changes in financial condition and results of operations for the years ended May 31, 2008 and 2007 should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company’s reporting currency is the Canadian dollar.  All amounts in this discussion are expressed in Canadian dollars.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 2 and 3 to the financial statements, the reporting currency is Canadian dollars.

At May 31, 2008, the Company’s Oil and Gas operations had an income of $30,749 compared to an income of $33,714 for the year ended May 31, 2007.  The Company currently has interests in three drilled wells in Kentucky, along with the three wells in Texas owned by its subsidiary, Teryl, Inc.

Fiscal 2008 compared to 2007

The Company realized a net loss of $1,142,796 in fiscal 2008, compared to a net loss of $465,540 in fiscal 2007.  The oil and gas wells carrying costs totaling $313,483 were written off in 2008 as these well had no proven reserves. Publicity, promotion and investor relations expenditure increased to $203,580 in fiscal 2008 compared to expenditures of $110,525 in fiscal 2007 due to increased participation in trade shows.  Filing and regulatory fees increased to $58,530 in 2008 compared to $18,961 in 2007 due to the company listing on the OTC-BB.  Stock based compensation costs of $21,311 were expensed in 2008, compared to $66,300 in 2007 due to fewer options being granted in 2008.

Mining and Exploration Operations

Gil Mineral Claims

During fiscal 2005, 2006 and 2007, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 111,127 ($98,916 US) in the May, 2006 year. No expenditures were made during the May, 2007 year-end because, Kinross, as the operator of the claim, determines whether exploration work will occur from year to year.  No work was done on the property during 2007 as Kinross, the operator of the claim, did not provide a budget and work program for 2007.  Further cash calls are expected in the 2008 year pending receipt of the 2008 budget report from Kinross.

In April 2005, the Company received the Gil joint venture progress report for the 2004 exploration program. The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay.  Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

Also in April, 2005, a program and budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget was US$793,800, consisting of the following estimated costs: Permitting $US520,000, Engineering $US160,000, Data Folio $US75,000, Airborne Geophysics $US28,800, Reclamation $US10,000, Total $US793,800. The

objective of the 2005 Gil Venture exploration program was to generate new gold targets by integrating geologic and geochemical information with newly acquired geophysical data.

Permitting - The Joint Venture planned to initiate the process of permitting the Gil deposit once sufficient baseline data was collected. Several state permits and approvals were to be required which would likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers would complete an Environmental Assessment as required by NEPA.

Baseline studies needed included fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA would drive the timeline, but permitting was expected to be completed in 2006 provided there was no significant public opposition.

Engineering projects were to include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Data Folio - Baseline studies for permitting Gil were initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

Airborne Geophysics - A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey will be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.

In October 2005, the Company completed a reverse drilling program. The Gil/Sourdough drilling consisted of 1,560 feet of RC drilling for a total of 9 holes. Work by Fairbanks Gold Mining Inc./Kinross Gold consisted of an update of the geologic database and a high-resolution electromagnetic (HEM) airborne geophysical survey.

The database update began in January and continued intermittently throughout the year. Work focused on revising soil sample locations using updated GPS coordinates, compiling data for geologic map production and revising the resource model.

In July, 2006 Fugro Airborne Surveys Inc., under contract to Fairbanks Gold Mining Inc./Kinross Gold, initiated an HEM airborne geophysical survey of the area. HydroGeophysics Inc. interpreted the geophysical data and identified several targets within the Gil Joint Venture claim block.  (HGI) delivered an interpretation map with recommendations for geological and geophysical follow-up based on the low resolution geophysical data. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area:

1) Last Chance Creek - This target occurs on a shear zone approximately 3.1 miles east and 1.2 miles in close proximity to the south end of an interpreted intrusive.

2) Too Much Gold Creek – This target lies on a shear located on the west edge of an intrusive. This target is largely located within the Gil Joint Venture, although a portion lies in the Fish Creek Claims.

The Fish Creek claims are 50% owned by Linux Gold Corp. and optioned to the Company, but are not part of the Joint Venture.

The final interpretation was completed on December 16th, 2005 and outlined six areas of interest within or partially within the Gil Joint Venture. Drill holes for three of these target areas were proposed within the Gil Joint Venture.

The goal of the 2006 Gil Joint Venture exploration program was recommended to initially focus on completing an overall update of the database. This included the production of new geologic and geochemical maps. Fieldwork was recommended to consist of mapping and sampling across interpreted geophysical and geochemical anomalies. This updated information could then be integrated with the geophysical data to further define existing exploration targets or generate new targets in the Gil Joint Venture claim block.

In September, 2006, the necessary permits were approved, and drilling commenced on the new gold target. The initial drill program consisted of three drill holes, which tested the most favorable geophysical targets, and approximately 2000’ of drilling, with a potential for additional drilling pending the results of the first phase. The new gold target was located by integrating geologic and geochemical information with the recent geophysical data.  No work was done on the property during 2007 as Kinross, the operator of the claim, did not provide a budget and work program for 2007.

On May 20, 2008 the Company announced that it received the work program for the 2008 season from our joint venture partner, Fairbanks Gold Mining, Inc. (FGMI).  The total cost of the proposed program is estimated at $235,000 and is covered under the approved 2008 FGMI exploration budget.  The program will be managed and conducted by FGMI.  The Company announced commencement of this work program on September 3, 2008.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road.  It lies immediately north of the Fox Creek Property, which was drill and tested by Cypress Gold in 1995.   The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold.  Fort Knox has produced over 400,000 ounces of gold annually.  The West Ridge Property is made of 53 State mining claims held by the Company.  The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated.

Fish Creek Claims

The Company currently own a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska.  These claims are subject to an option agreement with Linux Gold Corp.  The Company may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest.  Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, the Company is permitted to conduct exploration by drilling. To the best of our knowledge, the Company is operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. The Company currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

The Fish Creek project is located 25 miles north of Fairbanks in an important mining district with permissive land status and excellent road access to the property.  Currently, there are only primitive trails developed within the property to access exploration sites. The project is located within metamorphic and plutonic host rocks that are similar in composition and age to rock units that contain commercially viable mineralization elsewhere in the Fairbanks Mining District. The property is also located on a drainage that was mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project.  Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization, however, very widely spaced placer drilling over a large area of the property conducted in 1996 indicated the presence of placer gold in the alluvial deposits. More extensive and closer spaced placer gold drilling conducted in 2004 confirmed the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

For lode gold exploration the Company utilizes Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property.  Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.  Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).  Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (southeast) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. This program was an orientation survey to test the right limit bench of Fish Creek for a suspected buried placer gold-bearing channel.  Magnetic surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics. A program of additional ground magnetics surveying followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

In the 2004 drilling program, samples were collected every five feet. Placer samples were concentrated on-site with a small hydraulic concentrator and panned to extract the visible gold. The placer gold particles were dried and weighed with a precision Haigis balance and retained in glass sample vials. Placer analysis was performed by Mr. Keener, who also is storing the gold samples and concentrate reject in his office located in Fairbanks, Alaska. Bedrock samples were collected in large sample bags and transported to the Kinross rock core storage facility in Fox, Alaska where they were subsequently transferred to Alaska Assay Laboratory for splitting and preparation. Reduced samples were sent to Nevada Assay Laboratory of Reno, Nevada to be analyzed for 69 elements by ICP-MS techniques and for gold by fire assay. The pulps and rejects are being stored by Alaska Assay Laboratory at their facility in Fairbanks, Alaska. Bedrock chip samples, collected every five feet from the two lode holes, are retained in conventional chip trays and are being stored in Mr. Keener’s Fairbanks office.

In June, 2005, the Company commenced an auger drilling program near Too Much Gold Creek to collect soil samples from the top of bedrock. An auger track rig was used to drill 36 holes to a maximum depth of 60 feet on lines spaced 500 feet apart where holes were spaced 200 feet apart. No significant mineralization was found in the 2005 soil sampling program. Soil samples were transferred to Alaska Assay Laboratory in Fairbanks, Alaska, for preparation and were analyzed by ICP-MS for 69 elements and fire assay for gold by Reno Assay Laboratory in Reno, Nevada. Pulps and rejects are being stored by Alaska Assay Laboratory at their Fairbanks facility. The total cost for the 2005 soil sampling program was $16,000.

Currently, there are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill-hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional work on the Fish Creek property will be based on results from the previous drilling programs.  Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

In October 2006, six new geophysical targets were located on the Fish Creek property.  An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Linux Gold Corp. the Company planned to implement an exploration program during the winter of 2006 on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves

Additional work on the Fish Creek property will be based on results from the previous drilling programs.  Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.  A two phase program has been recommended as follows:

1.    Infill Reverse Circulation Drilling:  Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004.  Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004.  A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling.  Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work.  The estimated cost of the work is $50,000.  Fieldwork will take about one to two weeks, and sample analysis and reporting will take an additional two to four weeks.

2.    Step-out Reverse Circulation Drilling:  if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004.  Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines.  A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling.  Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work.  The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

On January 25, 2008 the Company announced that it will be arranging a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies.  The geophysical survey was completed by Fugro Airborne Survey, Inc. under contract to Fairbanks Gold Mining / Kinross Gold, which has identified six main gold targets on the Fish Creek prospect.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

Gold Hill Property, Arizona

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit royalty to the vendors, for the following considerations:

$5,655 ($ 5,000 US) for a 90 day option and $ 11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
$7,000 ($ 6,000 US) paid January 5, 2007 to the Vendors, with $ 6,000 US payments to be made each quarter, (all required quarterly payments have been paid)
to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
$ 250,000 US per year upon commencement of production.

On August 1, 2006 six additional unpatented lode mining claims were filed with the Arizona State office of the Bureau of Land Management on behalf of the Company. On October 16, 2006, the Company exercised its option and have a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims. The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

On July 3, 2008 the Company announced that it has terminated the principle agreement for the Gold Hill Prospect.  Following compilation and review of results of mapping, geochemical sample results and drilling carried out during the past 24 months, it was determined that there was insufficient economic mineralization to justify further exploration expenditures.  Property and exploration costs of $273,889 were written off.

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others), in the Ken Lee #1 (May 18/06) natural gas well for $103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for  $104,673 ($92,500 US).  All the wells are located in Knox or Laurel Counties, Kentucky, USA.  The Company had first refusal rights to participate in up to 21 future wells, which expired in October 2007.  The Ken Lee well commenced production in June 2006; the Elvis Farrell well commenced production in August 2006; and the Clarence Bright well commenced production in December 2006.

As there has been no determination as to the gas reserves done on any of the wells, the wells were being depleted straight-line over 10 years, which is their estimated pay-out term.  However, due to new reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue		Net Earnings (Loss)
	$		$		Per Share	Diluted per share
May 31, 2008		10,227		(770,438)	(0.02)	(0.02)
February 29, 2008		9,359		(165,272)	(0.0039)	(0.0039)
November 30, 2007		4,744		(128,014)	(0.003)	(0.003)
August 31, 2007		6,419		(79,072)	(0.002)	(0.002)
May 31, 2007		21,254		(249,648)	(0.0059)	(0.0059)
February 28, 2007		2,958		(64,280)	(0.0016)	(0.0016)
November 30, 2006		3,624		(82,610)	(0.0046)	(0.0046)
August 31, 2006		5,878		(69,002)	(0.0019)	(0.0019)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices.  The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services.  There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources

Since its incorporation, the Company has financed its operations almost exclusively through the sale of its common shares to investors.  The Company expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations.  There is no guarantee that the Company will be successful in arranging financing on acceptable terms. To a significant extent, the Company’s ability to raise capital is affected by trends and uncertainties beyond its control.  These include the market prices for base and precious metals and results from the Company’s exploration programs.  The Company’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Of the total cash raised, $1,147,908 came from shares issued for cash; and $30,749 from oil and gas revenues; and an opening cash surplus of $2,947.  During the fiscal year ended May 31, 2008, $559,350 was spent on operations and $263,531 was spent on exploration of mineral properties and purchases of gas well and mineral property interests and office equipment.

The Company’s cash surplus at May 31, 2008 was $215,294 compared with a surplus of $2,947 at May 31, 2007.

The working capital was $77,136 at May 31, 2008, compared to a working capital deficit of $278,044 at May 31, 2007.

The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.

Financing Activities

During the fiscal year 2008 the Company raised $1,147,908 through issuance of its common shares.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a private placement at a price of $0.15 per unit.  Each unit consists on one common share and one share purchase warrant exercisable within the first year for $0.20 or in the second year for $0.25 per share.

On February 14, 2008 an employee exercised a stock option for 10,000 shares at a price of $0.15 per share.

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a private placement at a price of $0.15 per unit.  Each unit consists on one common share and one share purchase warrant exercisable within one year for $0.20 per share.  238,400 brokers share purchase warrants were issued as commission valued at $25,339 which has been recorded as contributed surplus on the balance sheet.

Transactions with Related Parties

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services.  The Company paid to SMR management fees totaling $30,000 in the period ended May 31, 2008 (2007- $30,000).  Administration, consulting and directors fees totaling $13,500 were paid during the fiscal year ended May 31, 2008 (2007 - $24,000) to J. Lorette, a director of the company, and fees of $5,700 (2007 - $15,000) were paid to M. Van Oord, Chief Financial Officer and a director of the company.  Directors fees of $15,500 were paid to J. Robertson, President of the company, during the fiscal year ended May 31, 2008 (2007 - $12,000) and fees of $6,508 (2006 - $9,396) were paid to KLR Petroleum, Inc. for administration of the Company’s payroll and benefit plan.

Fourth Quarter

The Company realized a net loss of $770,438 for the quarter ended May 31, 2008 compared to a net loss of $249,638 for the same period in 2007.  Professional fees for the 4th quarter 2008 were $31,303 compared with $45,300 for the same period in 2007.  Publicity, promotions and investor relations expenditure were increased to $98,043 for the 4th quarter 2008 compared to expenditures of $61,365 for the same period in 2007 due to two public relations agreements.  Management and directors fees increased to $23,917 for the 4th quarter compared to $18,821 for the same quarter in 2007.  Stock based compensation decreased to $21,311 for the 4th quarter 2008 compared to $66,300 for the 4th quarter 2007.  Filing and regulatory fees decreased to $4,853 for the 4th quarter 2008 compared to $10,028 for the same period in 2007.  Depletion of gas wells was $nil for the 4th quarter 2008 compared to $829 for the 4th quarter 2008, however, the gas wells were written off at May 31, 2008 in the amount of $313,483 as they have no proven reserves.  Write off of mineral property and exploration costs were $273,889 for the 4th quarter 2008 compared to $10,381 in the same quarter in 2007 due to the write off the gas wells.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statements of Operations and Deficit contained in its Consolidated Financial Statements for May 31, 2008 and 2007.

See the Consolidated Schedules of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for May 31, 2008 and 2007 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis.  See the Consolidated Statements of Operations and Deficit for May 31, 2008 and 2007 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data

The Company’s authorized share capital consists of:

    100,000,000                                Common shares without par value
        5,000,000                                Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.

As of May 31, 2008, 49,587,528 common shares were issued and outstanding.  There were no Preferred shares issued.

A total of 8,953,400 warrants were outstanding at May 31, 2008:  2,715,000 warrants which entitle the holder to purchase one common share at an exercise price of $0.20 during the first year and $0.55 during the 2nd year expiring on August 30, 2009; and 6,238,400 warrants which entitle the holder to purchase one common share at an exercise price of $0.20 expiring on February 22, 2009.

Options outstanding at May 31, 2008 are as follows:

Exercise price		Number of
$		Shares

	0.15	1,690,000
	0.18	25,000
	0.20	112,500
	0.21	75,000
	0.22	25,000
	0.30	25,000
	0.45	300,000

		2,252,500

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to management including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s CEO and CFO have concluded, based on their evaluation as of the end of the year, that the disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others. It should be noted that while the Company’s CEO and CFO believe that the disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

• Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company’s internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com